82-3470

02 APR 30 AM 11:25

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ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7 Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
P J Towers, Rotunda Bldg.
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Building, Dr. P K Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752 Sadashiv Peth
R.B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 [redacted]

SUPPL

02028706

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sir,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting company)	**ITC Limited**
Date of reporting	**31st March, 2002**
Name of Stock Exchanges where shares of reporting company are listed. **KOLKATA, AHMEDABAD, BANGALORE, COCHIN, DELHI, HYDERABAD, CHENNAI, MUMBAI, PUNE, UTTAR PRADESH AND NATIONAL STOCK EXCHANGE.**	

ITC Limited

(I) **Information about persons holding more than 15% shares or voting rights (VRs)**						
Names of persons holding more than 15% shares or voting rights	As on March 31, 2002 (Current year)	As on March 31, 2001 (Previous Year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous Year)	Changes if any between (D) & (E)
Tobacco Manufacturers (India) Ltd.	**66,185,496 (26.97%)** (A)	**66,185,496 (26.97%)** (B)	NIL (C)	N.A. (D)	N.A. (E)	NIL (F)
TOTAL (I)	**66,185,496 (26.97%)**	**66,185,496 (26.97%)**	NIL	_	_	_

(II) **Promoter(s) or every person having control over a company and also persons acting in concert with him**						
Name of promoter(s) or every person(s) having control over a company and persons acting in concert with him.	NOT APPLICABLE					
	As on March 31, 2002 (Current year)	As on March 31, 2001 (Previous Year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous Year)	Changes if any between (D) & (E)
N.A.	- (A)	- (B)	- (C)	- (D)	- (E)	- (F)
TOTAL (II)	NIL	NIL	NIL	NIL	NIL	NIL

GRAND TOTAL (I + II)	**66,185,496 (26.97%)**	**66,185,496 (26.97%)**	NIL	_	_	_

Yours faithfully,
ITC Limited,

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 24th April, 2002

ITC Limited

cc : Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9, 450 Fifth Street
Washington DC 20549
U.S.A.

cc : Societe de, la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.